EXHIBIT 99.1

SCHOOL SPECIALTY, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

FORTY-SIX WEEKS ENDED APRIL 26, 2014, SIX WEEKS ENDED JUNE 11, 2013 AND FISCAL YEARS ENDED APRIL 27, 2013 AND APRIL 28, 2012

Description	Date	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period	Date
Allowance for doubtful accounts	April 30, 2011	$1,951,000	$1,352,000	$—	$(1,231,000)	$2,072,000	April 28, 2012
	April 28, 2012	2,072,000	1,209,000	—	(2,355,000)	$926,000	April 27, 2013
	April 27, 2013	926,000	14,000	300,000	(91,000)	1,149,000	June 11, 2013
	June 11, 2013	1,149,000	154,000	(300,000)	(19,000)	984,000	April 26, 2014

Restructuring reserve	April 30, 2011	361,000	2,313,000	—	(1,551,000)	1,123,000	April 28, 2012
	April 28, 2012	1,123,000	1,561,000	—	(1,968,000)	716,000	April 27, 2013
	April 27, 2013	716,000	161,000	—	—	555,000	June 11, 2013
	June 11, 2013	555,000	4,210,000	—	(4,572,000)	193,000	April 26, 2014